

January 11, 2010

By facsimile to (202) 828-5393 and U.S. Mail

Mr. Ram Mukunda
Chief Executive Officer and President
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
       Registration Statement on Form S-1
       Filed December 18, 2009
       File No. 333-163867

Dear Mr. Mukunda:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

About This Prospectus

1.   You indicate that the securities being registered are to be offered utilizing a shelf registration process. Tell us the subsection of Rule 415(a) that India Globalization Capital, Inc. is relying upon for offering the securities being registered. We may have further comments upon reading your response.

Prospectus' Outside Front Cover Page

2.	Please provide all of the information required by Item 501 of Regulation S-K. In addition, we note that disclosure under "Determination of Offering Price" on page 12 is inconsistent with disclosure in the fourth paragraph under "Underwriting" on page 12. Please reconcile the disclosures.

Table of Contents

3.	We note the disclaimer "cannot assure you of its accuracy or completeness" in the second paragraph below the table of contents. Since India Globalization Capital, Inc. is responsible for the accuracy of the information contained in the filing, India Globalization Capital, Inc. may not disclaim responsibility for the information contained in the filing. Please revise.

Forward-Looking Statements, page 11

4.	Remove the word "will" from the list of terminology identifying forward looking statements in this section's first paragraph. Note that the word "will" does not constitute forward looking terminology because it provides assurances of future performance.

Use of Proceeds, page 12

5.	Please disclose all of the information required by Item 504 of Regulation S-K, including, without limitation, information about the discharge of indebtedness.

Underwriting, page 12

6.	Please disclose all of the information required by Item 508 of Regulation S-K, include, without limitation, of the name of the underwriter and its compensation.

Undertakings, page II-11

7.	The undertaking under paragraph (b) is inapplicable to this offering since India Globalization Capital, Inc. is ineligible to use incorporation by reference. See General Instruction VII of Form S-1, and revise.

Exhibit Index

8.   Please indicate by footnote or otherwise any exhibit to be filed by amendment to the registration statement. For example, refer to exhibits 5.1, 23.2, and 24. Please also file the legal opinion as an exhibit to this registration statement before its effectiveness and allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Exhibits

9.   Please file the underwriting agreement as an exhibit to the registration statement. See Item 601(b)(1) of Regulation S-K.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Stanley S. Jutkowitz, Esq.
Seyfarth Shaw LLP
975 F Street, N.W.
Washington, DC 20004